UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the date of 13 May, 2011

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Allied Irish Banks, p.l.c. ("AIB") [NYSE:AIB]

13 May 2011

ALLIED IRISH BANKS, P.L.C. (THE "BANK")

ANNOUNCES OFFER TO PURCHASE FOR CASH

any and all of its outstanding

£350,000,000 Subordinated Callable Fixed/Floating Rate Notes due 2030 (ISIN: XS0180778507)
(the "2030 Sterling Notes")

U.S.$400,000,000 Dated Callable Step-Up Subordinated Notes due 2015 (ISIN: XS0197993875)
(the "2015 Dollar Notes")

€400,000,000 Subordinated Callable Step-Up Floating Rate Notes due 2015 (ISIN: XS0208845924)
(the "2015 Euro Notes")

£500,000,000 Subordinated Callable Fixed/Floating Rate Notes due 2025 (ISIN: XS0214107053)
(the "2025 Sterling Notes")

€500,000,000 Callable Subordinated Step-Up Floating Rate Notes due 2017 (ISIN: XS0232498393)
(the "2017 Euro Floating Rate Notes")

£700,000,000 Callable Dated Subordinated Fixed to Floating Rate Notes due July 2023 (ISIN: XS0368068937)
(the "2023 Sterling Notes")

£368,253,000 12.5 per cent. Subordinated Notes due 25 June 2019 (ISIN: XS0435957682)
(the "2019 Sterling Notes")

€868,518,000 12.5 per cent. Subordinated Notes due 25 June 2019 (ISIN: XS0435953186)
(the "2019 Euro Notes")

€419,070,000 10.75 per cent. Subordinated Notes due 2017 (ISIN: XS0498532117)
(the "2017 Euro Notes")

U.S.$177,096,000 10.75 per cent. Subordinated Notes due 2017 (ISIN: XS0498530178)
(the "2017 Dollar Notes")

£1,096,645,000 11.50 per cent. Subordinated Notes due 2022 (ISIN: XS0498531069)

(the "2022 Sterling Notes")

€200,000,000 Perpetual Subordinated Callable Step-Up Notes (ISIN: XS0100325983)
(the "Perpetual Euro Notes")

£400,000,000 Perpetual Callable Step-Up Subordinated Notes (ISIN: XS0227409629)
(the "Perpetual Sterling Notes")

€500,000,000 7.50 per cent. Step-Up Callable Perpetual Reserve Capital Instruments (ISIN: XS0120950158)
(the "Perpetual RCIs")

U.S.$100,000,000 Subordinated Primary Capital Perpetual Floating Rate Notes (ISIN: IE0000189625)
(the "Perpetual Dollar Notes" and, together with the 2030 Sterling Notes, the 2015 Dollar Notes,

the 2015 Euro Notes, the 2025 Sterling Notes, the 2017 Euro Floating Rate Notes, the 2023 Sterling Notes, the 2019 Sterling Notes, the 2019 Euro Notes, the 2017 Euro Notes, the 2017 Dollar Notes, the 2022 Sterling Notes, the Perpetual Euro Notes, the Perpetual Sterling Notes and the Perpetual RCIs, the "Notes")

and

any and all of the outstanding

AIB UK I LP €1,000,000,000 Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative
Perpetual Preferred Securities having the benefit of a subordinated guarantee of Allied Irish Banks, p.l.c. (ISIN: XS0208105055)
(the "AIB UK I PPS")

AIB UK 2 LP €500,000,000 Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative
Perpetual Preferred Securities having the benefit of a subordinated guarantee of Allied Irish Banks, p.l.c. (ISIN: XS0257734037)
(the "AIB UK 2 PPS")

AIB UK 3 LP £350,000,000 Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative
Perpetual Preferred Securities having the benefit of a subordinated guarantee of Allied Irish Banks, p.l.c. (ISIN: XS0257571066)
(the "AIB UK 3 PPS" and, together with the AIB UK I PPS and the AIB UK 2 PPS, the "PPS")

AND SOLICITATION BY (I) THE BANK OF CERTAIN CONSENTS IN RELATION TO THE NOTES AND (II) AIB G.P. NO. 1 LIMITED OF CERTAIN CONSENTS IN RELATION TO THE PPS

The Bank is inviting Holders (subject to the invitation restrictions set out in the Tender and Consent Memorandum (as defined below) to (i) tender any and all of the Notes for purchase by the Bank for cash, and (ii) consent (the "AIB Consent Invitation") to certain modifications of the terms of the Notes (together, the "AIB Offer").

The Bank is also inviting Holders (subject to the invitation restrictions set out in the Tender and Consent Memorandum) to tender any and all of the PPS for purchase by the Bank for cash. AIB G.P. No. 1 Limited ("AIB GP") invites Holders (subject to the invitation restrictions set out in the Tender and Consent Memorandum) to consent (the "LP Consent Invitation" and together with the AIB Consent Invitation, the "Consent Invitations" and each a "Consent Invitation") to certain modifications of the terms of the PPS (together with the Bank's invitation to such Holders, the "LP Offer" and together with the AIB Offer, the "Offers" and each an "Offer").

The Offers are being made upon the terms and subject to the conditions contained in the tender and consent memorandum dated 13 May 2011 (the "Tender and Consent Memorandum"), copies of which may be obtained free of charge from Lucid Issuer Services Limited (the "Tender and Tabulation Agent"). Capitalised terms used and not otherwise defined in this announcement have the meaning given to them in the Tender and Consent Memorandum.

On 13 April 2011 the Minister made a proposed subordinated liabilities order under Section 28 of the Credit Institutions (Stabilisation) Act 2010 (the "Stabilisation Act") in respect of the Notes and PPS. On 14 April 2011 the High Court of Ireland (the "High Court") made a subordinated liabilities order in respect of the Notes and PPS (the "SLO") pursuant to Section 29 of the Stabilisation Act. The purpose of the SLO is to make certain amendments to the terms of the Notes and PPS (and the guarantees in respect thereof), further details of which are set out in the announcement made by the Bank on 14 April 2011.

Two of the Holders of certain Series of the Notes have since challenged the making of the SLO in proceedings before the High Court. The High Court has set a date of 2 June 2011 to hear the challenges, although no assurance can be given as to when the hearing will conclude or when judgment will be delivered. Any judgment delivered by the High Court may be appealed to the Supreme Court, only with the leave of the High Court, which may be granted, in respect of any judgment delivered in relation to challenges made under the Stabilisation Act, only in the limited circumstances specified in the Stabilisation Act.

Pursuant to the Offers, the Bank will pay the relative amount set out below against each Series of Notes, or PPS, as applicable (in each case the "Purchase Price") accepted by the Bank for purchase pursuant to the relevant Offer.

In conjunction with the invitation to tender any and all of the Notes or PPS, as applicable, each of the Bank (in respect of the Notes) and AIB GP (in respect of the PPS) invites Holders of each Series of Notes and PPS (subject to the invitation restrictions set out in the Tender and Consent Memorandum) to consider, and, if thought fit, pass, the relevant Extraordinary Resolution (each an "Extraordinary Resolution") in relation to certain modifications of the terms of each Series of the Notes and/or PPS (and the guarantees in respect of the PPS) to:

(i)
provide for the issuer of each Series of Notes or PPS to have the option to redeem or purchase all, but not some only, of the relevant Notes or PPS (as applicable) remaining (if any) following completion of the Offer in respect of such Series at a price equal to €0.01 per €1,000, £0.01 per £1,000 or U.S.$0.01 per U.S.$1,000, in each case in nominal amount of the relevant Notes or PPS; and

(ii)
in relation to the PPS, to provide for the terms of the PPS (or the guarantees in respect thereof) to be amended to remove any restriction on any repurchase or redemption by the Bank of junior or parity securities in the event that the Bank elects not to pay any scheduled distributions on the relevant PPS (each a "Dividend Stopper").

The submission of a valid instruction to tender Notes or PPS, as the case may be, in the Offers will automatically act as such Holder's consent to the relevant Extraordinary Resolution.

No amount will be paid by the Bank or any other person pursuant to the Offers in respect of any Accrued Interest or Arrears of Interest on the Notes or PPS. Any amounts in respect thereof which would otherwise have been payable will be cancelled and each Holder, by submitting (or arranging to have submitted on its behalf) an Electronic Instruction, waives any entitlement it would otherwise have in respect thereof.

The Offers consist of separate offers for each Series of Notes and each Series of PPS and the purchase of any Notes or PPS is not directly conditional on the purchase of any other Notes or PPS or on a minimum principal amount of any Notes and/or PPS being acquired (subject, where applicable, to the passing of the relevant Extraordinary Resolution to permit the relevant purchase). However, the purchase by the Bank of any PPS and/or any Perpetual RCIs is conditional upon the removal of the Dividend Stoppers in respect of all Series of PPS. The Dividend Stoppers will be removed in the event that either (i) the Extraordinary Resolution in respect of each Series of PPS is passed and implemented or (ii) the provisions of the SLO removing such Dividend Stoppers become effective.

Description of the Notes	Common code/ISIN	Outstanding nominal amount	Amount subject to the AIB Offer	Purchase Price
£350,000,000 Subordinated Callable Fixed/Floating Rate Notes due 2030	018077850/ XS0180778507	£145,000	Any and all	£250 for each £1,000 in nominal amount
U.S.$400,000,000 Dated Callable Step-Up Subordinated Notes due 2015	019799387/ XS0197993875	U.S.$39,316,000	Any and all	U.S.$250 for each U.S.$1,000 in nominal amount
€400,000,000 Subordinated Callable Step-Up Floating Rate Notes due 2015	020884592/ XS0208845924	€48,534,000	Any and all	€250 for each €1,000 in nominal amount
£500,000,000 Subordinated Callable Fixed/Floating Rate Notes due 2025	021410705/ XS0214107053	£1,261,000	Any and all	£250 for each £1,000 in nominal amount
€500,000,000 Callable Subordinated Step-Up Floating Rate Notes due 2017	023249839/ XS0232498393	€75,215,000	Any and all	€250 for each €1,000 in nominal amount
£700,000,000 Callable Dated Subordinated Fixed to Floating Rate Notes due July 2023	036806893/ XS0368068937	£35,357,000	Any and all	£250 for each £1,000 in nominal amount
£368,253,000 12.5 per cent. Subordinated Notes due 25 June 2019	043595768/ XS0435957682	£215,963,000	Any and all	£250 for each £1,000 in nominal amount
€868,518,000 12.5 per cent. Subordinated Notes due 25 June 2019	043595318/ XS0435953186	€628,448,000	Any and all	€250 for each €1,000 in nominal amount
€419,070,000 10.75 per cent. Subordinated Notes due 2017	049853211/ XS0498532117	€217,920,000	Any and all	€225 for each €1,000 in nominal amount
U.S.$177,096,000 10.75 per cent. Subordinated Notes due 2017	049853017/ XS0498530178	U.S.$108,104,999	Any and all	U.S.$225 for each U.S.$1,000 in nominal amount
£1,096,645,000 11.50 per cent. Subordinated Notes due 2022	049853106/ XS0498531069	£385,344,000	Any and all	£225 for each £1,000 in nominal amount
€200,000,000 Perpetual Subordinated Callable Step-Up Notes	010032598/ XS0100325983	€53,793,000	Any and all	€100 for each €1,000 in nominal amount
£400,000,000 Perpetual Callable Step-Up Subordinated Notes	022740962/ XS0227409629	£58,608,000	Any and all	£100 for each £1,000 in nominal amount
€500,000,000 7.50 per cent. Step-Up Callable Perpetual Reserve Capital Instruments	0120950515/ XS0120950158	€240,435,000	Any and all	€100 for each €1,000 in nominal amount
U.S.$100,000,000 Subordinated Primary Capital Perpetual Floating Rate Notes	IE0000189625	U.S.$100,000,000	Any and all	U.S.$100 for each U.S.$1,000 in nominal amount

Description of the PPS	Common code/ISIN	Outstanding nominal amount	Amount subject to the LP Offer	Purchase Price
AIB UK I LP €1,000,000,000 Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities	020810505/ XS0208105055	€191,398,000	Any and all	€100 for each €1,000 in nominal amount
AIB UK 2 LP €500,000,000 Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities	025773403/ XS0257734037	€95,041,000	Any and all	€100 for each €1,000 in nominal amount
AIB UK 3 LP £350,000,000 Fixed Rate/Floating Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities	025757106/ XS0257571066	£36,728,000	Any and all	£100 for each £1,000 in nominal amount

The following table sets out the expected dates and times of the key events relating to the Offers. This is an indicative timetable and is subject to change. All times are London time, unless otherwise specified.

Date and time	Number of Business Days from and including Launch Date	Event
Friday, 13 May 2011	Day 1
Launch Date
Offers announced and Tender and Consent Memorandum available from the Tender and Tabulation Agent
Notices of Meetings
Notices of Meetings expected to be given by publication through Clearing Systems with any publication required in newspapers and other publications to follow

Monday, 13 June 2011 at midnight New York time	Day 21
Expiration Deadline (other than in respect of the 2015 Euro Notes, the 2017 Euro Notes and the 2023 Sterling Notes (together, the "Delayed Settlement Notes"))
Deadline for receipt by the Tender and Tabulation Agent of Electronic Instructions in order for Holders (other than Holders of the Delayed Settlement Notes) to participate in each Offer

Tuesday, 14 June 2011	Day 22
Preliminary results announcement (other than in respect of the Delayed Settlement Notes)
Announcement by the Bank of the aggregate nominal amount of each Series of Notes (other than the Delayed Settlement Notes) and PPS validly tendered pursuant to the relevant Offer prior to the relevant Expiration Deadline

Thursday, 16 June 2011	Day 24
Meetings (other than in respect of the Delayed Settlement Notes)
Meetings to be held at the offices of Linklaters LLP, One Silk Street, London EC2Y 8HQ, at the following times:
AIB UK I PPS - 10.00 a.m.
AIB UK 2 PPS - 10.15 a.m.
AIB UK 3 PPS - 10.30 a.m.
Perpetual RCIs - 10.45 a.m.
Perpetual Sterling Notes - 11.00 a.m.
Perpetual Euro Notes - 11.15 a.m.
Perpetual Dollar Notes - 11.30 a.m.
2030 Sterling Notes - 11.45 a.m.
2015 Dollar Notes - 1.00 p.m.
2025 Sterling Notes - 1.15 p.m.
2017 Euro Floating Rate Notes - 1.30 p.m.
2019 Sterling Notes - 1.45 p.m.
2019 Euro Notes - 2.00 p.m.
2017 Dollar Notes - 2.15 p.m.
2022 Sterling Notes - 2.30 p.m.

As soon as reasonably practicable after conclusion of the Meetings	Day 24
Announcement of results of Meetings and Offers (other than in respect of the Delayed Settlement Notes)
Announcement by the Bank as to whether (i) it accepts for purchase Notes or PPS validly tendered in the relevant Offer and the aggregate nominal amount (if any) of Notes or PPS of each Series accepted for purchase, and (ii) the Extraordinary Resolutions (in relation to the Notes other than the Delayed Settlement Notes) have been passed.
Announcement by AIB GP as to whether the Extraordinary Resolutions (in relation to the PPS) have been passed

Friday, 17June 2011	Day 25
Expected Settlement Date (other than in respect of the Delayed Settlement Notes)
Payment of Purchase Price in respect of Notes or PPS validly tendered in the relevant Offer prior to the relevant Expiration Deadline and accepted for purchase

Wednesday, 20 July 2011 at 5.00 p.m.	Day 48
Expiration Deadline (in respect of the Delayed Settlement Notes)
Deadline for receipt by the Tender and Tabulation Agent of Electronic Instructions in order for Holders of the Delayed Settlement Notes to participate in the AIB Offer

Thursday, 21 July 2011	Day 49
Preliminary results announcement in respect of the Delayed Settlement Notes
Announcement by the Bank of the aggregate nominal amount of each Series of Delayed Settlement Notes validly tendered pursuant to the AIB Offer prior to the relevant Expiration Deadline

Friday, 22 July 2011	Day 50
Meetings in respect of the Delayed Settlement Notes

Meetings to be held at the offices of Linklaters LLP, One Silk Street, London EC2Y 8HQ, at the following times:
2015 Euro Notes - 5.00 p.m.
2017 Euro Notes - 5.15 p.m.
2023 Sterling Notes - 5.30 p.m.

As soon as reasonably practicable after conclusion of the Meetings	Day 50
Announcement of results of Meetings and Offers in respect of the Delayed Settlement Notes
Announcement by the Bank as to whether (i) it accepts for purchase Delayed Settlement Notes validly tendered in the AIB Offer and the aggregate nominal amount of each Series of Delayed Settlement Notes accepted for purchase, and (ii) the Extraordinary Resolutions (in relation to each Series of the Delayed Settlement Notes) has been passed.

Monday, 25 July 2011	Day 51	Expected Settlement Date in respect of the Delayed Settlement Notes
Payment of Purchase Price in respect of the Delayed Settlement Notes validly tendered in the AIB Offer prior to the relevant Expiration Deadline and accepted for purchase.

The above dates and times are subject, where applicable, to the right of the Bank or AIB GP, as the case may be, to extend, re-open, amend, and/or terminate the relevant Offer (including with respect to any or all Series of Notes or PPS, as the case may be). Holders are advised to check with any bank, securities broker or other intermediary through which they hold Notes or PPS whether such intermediary would require to receive instructions to participate in the relevant Offer before the deadlines specified above. The deadlines set by each Clearing System for the submission of Electronic Instructions may be earlier than the relevant deadlines above.

Requests for information in relation to the pricing of the Offers should be directed to the Dealer Manager:

THE DEALER MANAGER
J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ
United Kingdom

For information by telephone:
+44 (0) 20 7779 2468
Attention: Ryan O'Grady - FIG Syndicate
Email: ryan.ogrady@jpmorgan.com

For information by telephone:
+44 (0) 20 7777 1333
Attention: Sebastien Bamsey - Liability Management
Email: sebastien.m.bamsey@jpmorgan.com

Requests for information in relation to the procedures for tendering Notes or PPS in, and for any documents or materials relating to, the Offers should be directed to:

THE TENDER AND TABULATION AGENT
Lucid Issuer Services Limited
Leroy House
436 Essex Road
London N1 3QP
United Kingdom

For information by telephone: +44 20 7704 0880
For information by facsimile: +44 20 7067 9098
Attention: Yves Theis / David Shilson
Email: aib@lucid-is.com

DISCLAIMER

This announcement must be read in conjunction with the Tender and Consent Memorandum. This announcement and the Tender and Consent Memorandum contain important information which must be read carefully before any decision is made with respect to the Offers. If any Holder is in any doubt as to the action it should take, it is recommended to seek its own financial advice, including as to any tax consequences, from its stockbroker, bank manager, solicitor, accountant or other independent financial adviser. Any individual or company whose Notes or PPS are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to tender such Notes in the AIB Offer or PPS in the LP Offer, as applicable. None of the Bank, the Dealer Managers, the Tender and Tabulation Agent, or any person who controls, or is a director, officer, employee or agent of such persons, or any affiliate of such persons, makes any recommendation as to whether Holders should tender Notes in the AIB Offer or PPS in the LP Offer, as applicable.

No offer or invitation to acquire or exchange any securities is being made pursuant to this announcement. Nothing in this announcement or the Tender and Consent Memorandum constitutes an invitation to participate in any Offer (an "Invitation") in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such an invitation under applicable securities laws. Tenders of Notes or PPS in the relevant Offer will not be accepted from Holders, in any jurisdiction in which such offer or solicitation is unlawful.

The distribution of this announcement and the Tender and Consent Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession this announcement and the Tender and Consent Memorandum comes are required by the Bank, AIB UK I LP, AIB UK 2 LP, AIB UK 3 LP, AIB GP and the Dealer Manager to inform themselves about and to observe any such restrictions.

OFFER RESTRICTIONS

Neither this announcement nor the Tender and Consent Memorandum constitutes an offer to buy or a solicitation of an offer to sell Notes or PPS, and tenders of Notes or PPS in the relevant Offer will not be accepted from Holders, in any jurisdiction in which such offer or solicitation is unlawful. In any jurisdiction where the securities, blue sky or other laws require the relevant Invitation to be made by a licensed broker or dealer and the Dealer Manageror any of its affiliates is such a licensed broker or dealer in such jurisdiction, the relevant Invitation shall be deemed to be made on behalf of the Bank by the Dealer Manager or the relevant affiliates (where it is so licensed).

United Kingdom

The communication of this announcement, the Tender and Consent Memorandum and any other documents or materials relating to the Invitations is not being made and such documents and/or materials have not been approved by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to persons within the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order")) or within Article 43(2) of the Order, or to other persons to whom it may lawfully be communicated.

Italy

None of the Invitations, this announcement, the Tender and Consent Memorandum or any other documents or materials relating to the Invitations have been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa ("CONSOB") pursuant to Italian laws and regulations, and therefore the Invitations may only be made or promoted, directly or indirectly, in or into the Republic of Italy ("Italy") pursuant to an exemption from the rules governing public purchases or exchange offers (offerte pubbliche di acquisto o scambio) as defined in article 1, paragraph 1, letter v of Italian Legislative Decree no. 58 of February 24, 1998, as amended (the "Financial Services Act").

In addition, the Invitations (in respect of the 2015 Euro Notes, the Perpetual Euro Notes, the Perpetual RCIs, the AIB UK I PPS, the 2015 Dollar Notes, the 2030 Sterling Notes and the 2025 Sterling Notes only) are not addressed to, and neither this announcement, the Tender and Consent Memorandum nor any other documents, materials or information relating, directly or indirectly, to the Invitations (in respect of the 2015 Euro Notes, the Perpetual Euro Notes, the Perpetual RCIs, the AIB UK I PPS, the 2015 Dollar Notes, the 2030 Sterling Notes and the 2025 Sterling Notes only) can be distributed or otherwise made available (either directly or indirectly) to any person in Italy other than:

(i)
to qualified investors (investitori qualificati) pursuant to article 34-ter, paragraph 1, letter (b), of CONSOB Regulation No. 11971 of 14 May 1999, as amended from time to time (the "Consob Regulation") acting on their own account; or

(ii)
in any other circumstances where an express exemption from compliance with the restrictions on public purchases or exchange offers applies pursuant to the Financial Services Act or the Consob Regulation.

Belgium

Neither this announcement, the Tender and Consent Memorandum nor any other documents or materials relating to the Invitations have been submitted to or will be submitted for approval or recognition to the Belgian Banking, Finance and Insurance Commission (Commission bancaire, financière et des assurances/Commissie voor het Bank-, Financie- en Assurantiewezen) and, accordingly, the Invitations may not be made in Belgium by way of a public offering, as defined in Article 3 of the Belgian Law of 1 April 2007 on public takeover bids or as defined in Article 3 of the Belgian Law of 16 June 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets (the "Belgian Public Offer Law"), each as amended or replaced from time to time. Accordingly, the Invitations may not be advertised and the Invitations will not be extended, and neither this announcement, the Tender and Consent Memorandum nor any other documents or materials relating to the Invitations (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than "qualified investors" in the sense of Article 10 of the Belgian Public Offer Law, acting on their own account. Insofar as Belgium is concerned, this announcement and the Tender and Consent Memorandum have been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Invitations. Accordingly, the information contained in this announcement and the Tender and Consent Memorandum may not be used for any other purpose or disclosed to any other person in Belgium.

France

The Invitations are not being made, directly or indirectly, to the public in the Republic of France ("France"). Neither this announcement, the Tender and Consent Memorandum nor any other documents or materials relating to the Invitations have been or will be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties and/or (ii) qualified investors (investisseurs qualifiés) other than individuals, all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 of the French Code monétaire et financier, are eligible to participate in the Invitations. This announcement and the Tender and Consent Memorandum have not been and will not be submitted to nor approved by the Autorité des Marchés Financiers.

Ireland

This announcement, the Tender and Consent Memorandum and any other documents or materials relating to the Invitations must not be distributed and no tender, offer, sale, repurchase or placement of any Notes or PPS under or in connection with the Invitations may be effected except in conformity with the provisions of Irish laws and regulations including (i) the Irish Companies Acts 1963 to 2009, (ii) the Prospectus (Directive 2003/71/EC) Regulations 2005 of Ireland (iii) the European Communities (Markets in Financial Instruments) Regulations 2007 (as amended) of Ireland and (iv) the Market Abuse (Directive 2003/6/EC) Regulations 2005 of Ireland.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                         ALLIED IRISH BANKS, p.l.c.
                (Registrant)

Date  13 May, 2011

             By: ___________________
 Bernard Byrne
             Chief Financial Officer
             Allied Irish Banks, p.l.c.